FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Friday 19 September 2014, London UK - LSE Announcement

GSK China Investigation Outcome

GlaxoSmithKline plc (GSK) today announced that the Changsha Intermediate People's Court in Hunan Province, China ruled that GSK China Investment Co. Ltd (GSKCI) has, according to Chinese law, offered money or property to non-government personnel in order to obtain improper commercial gains, and been found guilty of bribing non-government personnel. The verdict follows investigations initiated by China's Ministry of Public Security in June 2013.

As a result of the Court's verdict, GSKCI will pay a fine of £297 million (3 billion RMB at a currency exchange rate of 10.0980) to the Chinese government. This will be funded through existing cash resources.  Associated costs and charges related to restructuring will be included in GSK's third quarter update.

The illegal activities of GSKCI are a clear breach of GSK's governance and compliance procedures; and are wholly contrary to the values and standards expected from GSK employees. GSK has published a statement of apology to the Chinese government and its people on its website (www.gsk-china.com).

GSK has co-operated fully with the authorities and has taken steps to comprehensively rectify the issues identified at the operations of GSKCI. This includes fundamentally changing the incentive program for its salesforces (decoupling sales targets from compensation); significantly reducing and changing engagement activities with healthcare professionals; and expanding processes for review and monitoring of invoicing and payments.

GSK Chief Executive Officer, Sir Andrew Witty said: "Reaching a conclusion in the investigation of our Chinese business is important, but this has been a deeply disappointing matter for GSK. We have and will continue to learn from this. GSK has been in China for close to a hundred years and we remain fully committed to the country and its people. We will continue to expand access to innovative medicines and vaccines to improve their health and well-being. We will also continue to invest directly in the country to support the government's health care reform agenda and long-term plans for economic growth."

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Sarah Alspach	+1 202 715 1048	(Washington)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2013.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 19, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc